UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KRAIG BIOCRAFT LABORATORIES, INC.

(Name of Company)

Class A Common Stock

(Title of Class of Securities)

50075W

(CUSIP Number)

Kim Thompson

2723 South State St., Suite 150, Ann Arbor, Michigan 48104

(734) 619-8066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 50075W

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Kim Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		207,589,033(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		207,589,033
	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

207,589,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

24.297%
14	TYPE OF REPORTING PERSON

IN

(1)	Consists of 207,589,031 shares of the Company’s Class A common stock, no par value (the “Common Stock”) that are owned by Kim Thompson, and 2 shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock that Mr. Thompson owns. Kim Thompson also owns one warrant to purchase 20,000,000 shares of Common Stock at an exercise price of $0.115, but he cannot receive such shares within the next 60 days because the earliest the warrants are exercisable is February 2025 and therefore they are not included in his beneficial ownership.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, no par value (the “Common Stock”) of Kraig Biocraft Laboratories, Inc., a Wyoming corporation (the “Company” or “Kraig”), whose principal executive office is located at 2723 South State St. Suite 150, Ann Arbor, Michigan 48104.

Item 2.	Identity and Background.

(a)	The Statement is filed by Kim Thompson (“Thompson” or the “Reporting Person”).

Thompson is the Chief Executive Officer, Chief Financial Officer and sole director of the Company.

(b)	The Reporting Person’s principal business address is 2723 South State St., Suite 150, Ann Arbor, Michigan 48104.

(c)	Reporting Person’s present principal occupation is chief executive officer of the Company.

(d)	During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Person used personal funds to purchase the shares of Common Stock reported herein. The Company issued the 2 shares of Series A preferred stock to Mr. Thompson in exchange for an agreement to extend the due date of certain advances and salary deferments he made to the Company.

Item 4.	Purpose of Transaction.

The purpose of the acquisitions were for investment purposes.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Persons’ percentage ownership of Common Stock is based on 854,410,001 shares of Class A Common Stock, no par value per share, outstanding, 0 shares of the issuer’s Class B common stock, no par value per share, outstanding and 2 shares of preferred stock, no par value per share, outstanding.

Thompson beneficially owns 207,589,033 shares of Class A Common Stock of the Issuer equivalent to approximately 24.297% of such class. Such shares include 207,589,031 shares of Common Stock that are owned by Thompson, and 2 shares of Common Stock that may be issued upon conversion of the Series A Preferred Stock that are owned by Thompson. Each share of Series A Preferred Stock is entitled to 200,000,000 votes on all matters submitted to the Company’s shareholders. As a result, the Reporting Person owns approximately 48.44% of all voting securities of the Company.

(b) The Reporting Person has sole voting and dispositive power over the shares of Common Stock of the Issuer that he owns.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 7.	Material to be Filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2020

	By:	/s/ Kim Thompson
	Name:	Kim Thompson
	Title:	Chief Executive Officer, Chief Financial Officer and Director